Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: April 21, 2021

The following is the transcript of the Canadian National Railroad Company (“CN”) investor call that occurred on April 20, 2021.

Corrected Transcript

20-Apr-2021

Canadian National Railway Co. (CNI)

CN and Kansas City Southern Merger Call

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

CORPORATE PARTICIPANTS

Paul A. N. Butcher

Vice President-Investor Relations, Canadian National Railway Co.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Rob Reilly

Executive Vice President & Chief Operating Officer, Canadian National Railway Co.

Sean Finn

Executive Vice President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Ghislain Houle

Chief Financial Officer & Executive Vice President, Canadian National Railway Co.

OTHER PARTICIPANTS

Chris Wetherbee

Analyst, Citigroup Global Markets, Inc.

Fadi Chamoun

Analyst, BMO Capital Markets Corp. (Canada)

Cherilyn Radbourne

Analyst, TD Securities, Inc.

Ken Hoexter

Analyst, BofA Securities, Inc.

Allison M. Landry

Analyst, Credit Suisse Securities (USA) LLC

Brian P. Ossenbeck

Analyst, JPMorgan Securities LLC

Scott H. Group

Analyst, Wolfe Research LLC

Brandon R. Oglenski

Analyst, Barclays Capital, Inc.

Thomas Wadewitz

Analyst, UBS Securities LLC

David Vernon

Analyst, Sanford C. Bernstein & Co. LLC

Jason Seidl

Analyst, Cowen & Co. LLC

Justin Long

Analyst, Stephens, Inc.

Konark Gupta

Analyst, Scotia Capital, Inc.

Bascome Majors

Analyst, Susquehanna Financial Group LLLP

Benoit Poirier

Analyst, Desjardins Securities, Inc.

Jeffrey Kauffman

Analyst, Vertical Research Partners

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, and welcome to the CN Conference Call.

Please note that this event is being recorded. I would now like to turn the conference call over to Paul Butcher, Vice President of Investor Relations. Please go ahead.

Paul A. N. Butcher

Vice President-Investor Relations, Canadian National Railway Co.

So, good morning and thank you for joining us today on the conference call regarding CN’s proposal to combine with Kansas City Southern.

With me today are JJ Ruest, our President and Chief Executive Officer; Ghislain Houle, Executive Vice President and Chief Financial Officer; Rob Reilly, Executive Vice President and Chief Operating Officer; and Sean Finn, Executive Vice President, Corporate Services and Chief Legal Officer.

Earlier this morning, CN issued a press release announcing our compelling superior proposal to combine with KCS. You may obtain a copy of this press release and the presentation that we will refer to on today’s call on our website at www.cn.ca or www.connectedcontinent.com. This call is being webcast live and a replay will be available on the Investor Relations section of our website.

Before we begin, I would like to draw your attention to the forward-looking statements and additional legal information, which are available at the beginning of the presentation. As a reminder, today’s conference call contains certain projections and other forward-looking statements within the meaning of the US and Canadian securities laws. These statements are subject to risks and uncertainty that may cause actual results to defer materially from those expressed or implied in these statements and are more fully described in our cautionary statement regarding forward-looking statements in our presentation.

At the end of the prepared remarks, we will conduct a Q&A session and we ask that you limit yourself to one question.

I will now turn over the call over to JJ, our Chief Executive Officer.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Well, thank you, Paul, and thank you all of you for joining us this morning. I am here with my team, who you are familiar with – most of you are familiar with. We are a team with significant rail industry experience that is focused on excellence in operation, safety, the environment, technology, M&A and regulatory matter. Rob and I will walk you through the presentation and Ghislain and Sean will engage during the Q&A.

On page 5, as you all know by now, this morning, we announced a superior proposal to combine with KCS. The team is very excited about this announcement and what it means for the future of both companies, our stakeholders and the bright future of the industry. KCS is the ideal partner for us and at the right time.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

CN’s proposal represent a 21% premium to CP’s offer and more than double the amount of cash per share resulting in not just a greater value, but also greater certainty of value for KCS shareholders. KCS shareholders will receive $200 in cash and 1.059 shares of CN common stock for each KCS common share. KCS preferred shareholders would continue to receive $37.50 in cash for each preferred share. KCS shareholders are expected to own 12% of the combined company. The stock consideration will also allow KCS shareholders to participate in CN’s dividend, as well as the upside of a stronger, more diverse company with greater scale than the company that would otherwise be produced by the combination of KCS and CP.

Our superior access to the capital market, stronger balance sheet, lower costs of financing and ability to realize superior and higher quality synergies allow us to make a more attractive offer to KCS shareholders while expecting to generate attractive accretion to our CN shareholders. These higher quality synergies and new revenue opportunities are driven by the significant [ph] rental (00:04:16) benefit tied to the conversion of long haul truck to the more cost effective rail intermodal supply chain.

We also believe that our proposal present a lower execution risk than a competing offer. We have finalized a $19.3 billion of financing commitment from JPMorgan and RBC to support our proposal. Additionally, our proposal is not subject to CN shareholders’ approval, removing a condition as compared to the CP transaction.

We see significant value in KCS, in its team and its experience and its network, and we intend to build and strengthen the joint business through this transaction. To that end, we intend to continue operating the KCS business in United States and Mexico under the KCS name and brand, and we would establish Kansas City as the headquarter of the combined company US operation.

Overall, we’re the better bid, the better partner, the better railway and the best solution for KCS and for the North American economy.

On page 6, the combination of CN and KCS would create a premium railway for the 21st century, connecting ports of the United States, Mexico and Canada, to facilitate trade and to power economic prosperity across North America. Our combination with KCS would create a company with broader reach, greater scale and with the ability to connect more customers to more rail destination and port with robust single owner, single operator service. By competing head to head at lower cost with safer service and better fuel efficiency from Mexico to the heartland of America, the result will be a safer, faster, cleaner and stronger railway than any other proposed combination for KCS. In addition, CN has recently undertaken major new ESG initiative that will reinforce our status as a leader and we will bring those to the KCS business as well.

Lastly, based on our conservative and preliminary analysis of publicly available information, the combined company is expected to achieve EBITDA synergies approaching $1 billion with the vast majority coming from additional revenue opportunities. We anticipate the transaction will be accretive to CN non-GAAP diluted earning per share in the first full year following termination of the voting trust and CN assuming control of KCS and double-digit accretion upon full realization thereafter.

The strong cash flow generation of the combined company would allow the company to rapidly delever following the close of the transaction. We are confident in our ability to achieve all necessary regulatory approval to close into our voting trust and then ultimately receive approval to combine with KCS.

We’ll go into slide 7. As I’ve mentioned before, with safer service, better fuel efficiency on key routes from Mexico to the heartland of America, the result would be a safer, faster, cleaner and stronger railway. CN bring its extensive operating expertise as a pioneer precision scheduled railroading with our premier three-coast access.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

KCS will also benefit from our fuel efficiency and emission reduction leadership, as well as our culture of safety, efficiency, integrity and diversity, which has been recognized by the Dow Jones Sustainable World Index (sic) [Dow Jones Sustainability World Index] (00:07:57) for the last nine years. In addition, CN has a disciplined capital allocation focus and a longstanding track record of strategic and acquisitive acquisition throughout North America which has resulted in successful integration of rail network. We are confident that together with KCS’ experienced and very talented team, we would be able to continue that success in a combination of CN and KCS to the benefit of both sets of shareholders.

On page 8, CN has an unmatched North American rail network built through the acquisition of multiple over multiple decades. We have a 25 years proven track record of successful acquisition and integration of many railroad and transportation partners including the EJ&E, the Illinois Central and the Wisconsin Central. The combination of CN and KCS would enhance competition and create significant new growth opportunity by connecting North America industrial corridor, which would further accelerate CN industry leading intermodal container growth.

We are confident in our ability to again achieve a seamless service integration to deliver the benefit of the combination to the stakeholders. Unlike other railway, CN has a meaningful Chicago advantage when moving goes to any direction, that is the EJ&E. It travels around Chicago, not through the heart of the city removing the risk of seasonal, sometime quite crippling rail bottleneck. To put that in real term, the EJ&E saves CN on average between 24 hours to 40 hours transitioning to Chicago.

I will now turn it over to Rob to cover some of the combined CN and KCS network meaningful benefit. Rob?

Rob Reilly

Executive Vice President & Chief Operating Officer, Canadian National Railway Co.

All right. Thank you, JJ and good morning.

As you can see on slide 9, a combined CN-KCS network will create meaningful benefits. It will provide shorter distances than would be offered by the previously proposed combination on many key routes including Laredo and Dallas to Chicago, Detroit, Toronto and Montréal. It will extend our reach by adding a line between Detroit and Kansas City, creating a faster, safer and more economical rail option for shippers who currently rely on trucks. Greater access to more ports means new markets and greater choice for importers and exporters needing to connect to different geographies. Our access to Prince Rupert, North America’s closest port to Asia is just one of its advantages. A container from Asia loaded onto one of our trains in Prince Rupert will travel on a seamless journey to any point in Canada or the American heartland. And after the combination with KCS, Kansas City, St. Louis and Memphis will become accessible from the ports of New Orleans, Mobile, Lázaro Cárdenas and the Port of Montréal. It will yield revolutionary flexible trade access via any of the three coasts. Together, CN and KCS will create the end-to-end USMCA network, facilitating trade and powering economic prosperity across North America.

On slide 10, this proposed combination is a story of growth and more specifically, truck to rail conversion. To drive these revenue synergies, it will require a railroad that has a proven track record of intermodal growth. Over the past decade, no other railroad has grown intermodal at a faster rate than CN with our intermodal volumes growing by nearly 80%. This combination will create one of the largest intermodal networks in North America further enabling the supply chain. CN’s proposal will drive more growth for communities across Canada, Mexico and the US, thereby generating job creation for these communities. In addition, increased intermodal truck conversions and faster direct connections between the three countries will create jobs for a diverse range of unionized workers.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

On slide 11, a CN-KCS combination will create a highly diversified premier North American railway with combined annual revenues in excess of $13 billion. KCS’ existing business mix complements CN’s while building on our leadership in intermodal, grain and fertilizers, forest products and automotive. From a geographic perspective, KCS will grow CN’s presence and capabilities in the US market, most notably offer a meaningful opportunity to expand its rail network into Mexico.

On slide 12, we are confident that a CN-KCS combination will create significant value for the combined company shareholders. We expect the combined company to deliver nearly $1 billion in annual high quality EBITDA synergies to be realized within three years of integration. As previously mentioned, this combination will be driven by growth with approximately 75% of revenue synergies anticipated to come from the ESG positive conversion from truck to rails.

Again, this combination is about growth, enhancing shippers’ choices and realizing new opportunities. It will lead to better service for customers and smaller carbon footprint through truck conversion which will result in the creation of more rail jobs.

On slide 13, both CN and KCS have an unwavering focus on ESG and fuel efficiency, and we will combine our industry leading practices with KCS’ strengths. We have recently undertaken major new ESG initiatives focused on environmental protection, active social responsibility, stakeholder engagement and best-in-class governance. The diligent execution of these initiatives has helped us to solidify our status as an ESG leader in the industry.

Additionally, in general, rail is four to five times more fuel efficient than trucks and CN consumes roughly 15% less fuel per gross ton mile than the average of our Class I railway peers. You multiply those advantages across our combined network over time and you will find that a CN-KCS railroad has a far superior environmental profile. This transaction will yield significant benefits for North American economy and environment by converting volumes of truck traffic onto rails which deliver safer, cleaner service at a lower cost while also reducing highway traffic congestion and avoiding thousands of tons of greenhouse gas emissions from entering the atmosphere every day.

On slide 14, CN and KCS will also benefit from advanced operational technology which we leverage to drive our commitment to safety. CN currently has stringent safety measures in place to ensure the success and well-being of its employees and communities in which we operate. These safety measures are supported by advanced technologies such as automated track inspection cars, safety inspection portals, and handheld technology for train crews that digitize manual processes to drive standardization, improved productivity, reduced costs, and improve the customer experience with CN.

Also last year, we appointed Dominique Malenfant as Executive Vice President and Chief Information and Technology Officer. Dom has already provided to be a tremendous asset as he is leading the development and deployment of advanced technologies and digitization to improve inspection reliability, provide rich data analytics, generate automation that unlocks capacity and further improve safety.

On slide 15, we are deeply committed to maintaining our strong balance sheet and investment grade rating. We have historically maintained one of the strongest credit ratings in the sector. As a result of this combination, we will temporarily increase our leverage to approximately 4.6 times and expect to rapidly delever to approximately 3.5 times in two years. We also expect to pause share purchase activity. There will also be no changes to our current dividend policy. Based on the proposed share consideration and our current quarterly dividend, we expect KCS shareholders to receive the equivalent of $2.08 in annual dividends per KCS share, an amount that is approximately 40% higher than the pro forma dividend per share under the current proposal. Overall, this provides a compelling cash flow opportunity.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

And on slide 16, the combination of CN and KCS will be transformative to the benefit of both companies’ shareholders, customers and communities and our shared long-term success. KCS is the ideal partner for us at the right time offering highly complementary and strategic benefits to the combined company that will result in meaningful network expansion, synergies, ESG-driven growth opportunities and the premier Canada, US, Mexico railway network for the 21st century. We are confident that the benefits of CN-KCS combination will be unmatched by any other potential transaction that KCS may consider. CN’s Board of Directors has unanimously approved this proposal and our incoming directors are supportive of this proposal and aligned with CN’s strategic vision and imperatives.

With that, I’ll turn it back over to JJ.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you, Rob.

And to conclude, our proposal to combine with KCS would result in a faster, safer, more fuel efficient and stronger railway. And we’re confident CN is the best steward for this important North American asset. We are the better bid, the better partner, the better railway and the best solution for KCS and the North American economy. $200 cash and 1.059 CN shares for each KCS share. I’m confident in our ability to achieve a seamless integration and to deliver the benefit of the combination to the combined company stakeholders. I look forward to engaging constructively with the KCS board and all relevant stakeholders to deliver against this superior transaction.

So, operator, we’ll turn it back to you to put a call and the four of us here will engage in the Q&A. Amy?

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

QUESTION AND ANSWER SECTION

Operator: Thank you. At this time, we will be conducting a question-and-answer session. [Operator Instructions] Your first question comes from the line of Chris Wetherbee with Citi. Chris, your line is open.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Hey. Good morning, Chris.

Chris Wetherbee
Analyst, Citigroup Global Markets, Inc.	Q

Good morning, guys. Good morning. So, maybe I can ask a question to start on sort of the bigger picture thought here. So, JJ, you and I talked in the past about potential M&A and you’ve always felt that that was likely down the road. In the past, you’ve talked a little bit about eastern rails. What sort of mix case you jumped the line in terms of your preference to be the right rail for you now, particularly considering that there’s another offer out there?

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

So, thank you, Chris, for the question. So, definitely at this point, the board of KCS has decided to crystallize the value for KCS shareholders and the company is now available for change in transactions. So, we want to partner. It’s not very often that a Class I railroad or a large property become available. And we’ve always had a vision of combining the two company and what it could do for North America, and especially at this time. At this time, we’re about to see the economic recovery post-COVID. The USMCA or some of you refer to NAFTA has been renewed. And that has definitely a tailwind rising tide for the North American economy north-south.

There’s also the near-shoring in Mexico that are looking better. The labor costs in the Chinese coastal province has gone up to the point where manufacturing in Mexico makes more and more sense. And by the time you add all these things, what’s really missing in North America at this point is really a true north-south continental railroad, a premium railroad for this decade, for the 21st century, a railroad that can really rival with truck. And as Rob mentioned, a lot of the freight today that moves in the north-south is only getting a partial ride by rail, or it’s actually moving all truck. And these are huge distance and [indiscernible] (00:21:00) CN is very strong intermodal, where CN has very strong fuel efficiency and putting together a network for the next decade and the 21st century that would connect the USMCA, NAFTA, countries has a lot of value. And that’s why you see the value of the acquisition that we can create and also that’s why we can justify the offer we’re making this morning to KCS.

So, there’s a bright future out there for a continental railroad that connects north-south and it’s in that mind that we’re approaching it. The why now, the board of KCS has decided that if you want to crystalize the value for their shareholders, therefore the opportunity is now.

Chris Wetherbee
Analyst, Citigroup Global Markets, Inc.	Q

Okay. That’s helpful.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thank you.

Chris Wetherbee
Analyst, Citigroup Global Markets, Inc.	Q

Thank you.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you.

Operator: Your next question comes from the line of Fadi Chamoun with BMO. Fadi, your line is open.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Good morning, Fadi.

Fadi Chamoun	Q
Analyst, BMO Capital Markets Corp. (Canada)

I guess, you answered a little bit about why now, but I’m thinking as you’re going through the presentation that it seems like there’s tradeoff here in growth and return. I mean, you’re emphasizing how the biggest opportunity of the combination is intermodal, which is really one of the most competitive end market and especially if you think a little bit down the road with truck automation, down the road which could make that market a little bit more competitive. So I’m just kind of trying to think about, how do you think about the return in terms of operating ratio, return on invested capital of this combination down the road. Can we kind of see an enhancement in the return that we see currently in CN and the OR we see currently in CN, despite that what it looks like a very intermodal-driven top line opportunity?

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

So, thank you, Fadi. Let me address the question and then I’ll turn it to Rob for further color. So, you look at the North American economy, more and more the North American economy depend on the service sector, people who actually have good job, good paying job, good disposable income and consume, and therefore the continent, 70% of GDP and growing every year is dependent on people who consume, that’s the world of intermodal, that’s the world of truck. And I think by and large, the USMCA is also the world of intermodal, the world of truck, because that’s what’s going to be moving back and forth between these three countries.

So, the future for the rail industry is at great challenge. How do we participate in this bigger, much bigger pie of the future freight that’s ahead of us and be less reliant on the freight that’s behind us, the freight of thermal coal or even up to a point of freight of crude.

So, when you look at the network, by the time you really add these distance, you’re looking at Mexico City to Toronto, you’re talking 2,800 mile or you’re looking at – for consumable product, if you’re looking on auto parts like St. Louis facility to Detroit, you’re talking 2,300 rail mile. So, these are really the sweet spot where intermodal should and need to dominate where the fuel efficiencies of 4:1 is really key. And while the fact on these very long haul routes, it’s a question of time before it’s becoming more and more difficult to find drivers who want to have this kind of lifestyle.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

The issue though a single line network needs to be put together, so that when you leave Mexico and go to Detroit or you go to Wisconsin or Toronto, you actually have a service that can compete with the current costs of long haul truck or this combination in Chicago. So, putting an intermodal network north-south as we have east-west is really what will unshackle the opportunity at hand. And this is a growth story, yeah, but 80% of the synergies, opportunity that we’re looking at are revenue driven and most of that revenue is related to taking truck off the road, either long haul truck or truck that comes from the Chicago interchange.

Rob, you want to add to that?

Rob Reilly
Executive Vice President & Chief Operating Officer, Canadian National Railway Co.	A

Yeah. I think you answered it quite well. But in short, we see this as a win for all shippers and those that depend on the USMCA, really gives them more options, not just the intermodal customers, but grain customers, petrochemical, auto, auto parts, all of that I think wins throughout this.

But in terms of the intermodal conversion, yes, that is the biggest opportunity. I think you’ve heard that in previous proposals, I think you heard that on the KCS’ quarterly earnings call and that’ll be one that will work to make us efficient and service oriented as we can. I think we’ve got a track record of that and that’ll be our focus when this goes through.

Thanks, Fadi.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you, Fadi. Very long haul. So, it’s a sweet spot for intermodal network.

Operator: Your next question comes from the line of Cherilyn Radbourne with TD Securities. Cherilyn, your line is open.

Cherilyn Radbourne	Q
Analyst, TD Securities, Inc.

Thanks very much and good morning.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Good morning.

Cherilyn Radbourne
Analyst, TD Securities, Inc.	Q

To the extent that this transaction is, as you’ve articulated, a lot about intermodal, just wondering if you’ve got an estimate of what percentage of North American consumers a combined CN-KCS network would reach?

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thank you, Cherilyn. I don’t have it in term of people, but we have it in term of total accessible market. We estimate that the total accessible market is $8 billion. And we also are going to be looking for growth in the carload side, but the opportunity is more into the intermodal, something that actually as we mentioned earlier is moving by truck or competing with truck. Our biggest competitor in north-south already, whether you have a merger or not, is – we’re competing with truck. We’re competing with long haul trucks, a combination of trucks. So, that network that we want to put together can address that $8 billion total accessible market and that’s based on public information.

We obviously haven’t had the ability to have the exchange with the KCS team, the solid team. But we’re confident that we can convert a significant amount of that. And then the remaining is carload related, as Rob mentioned, petrochemicals, metals. When you’re looking at the automotive sector in North America with the USMCA agreement right now, you have to have a higher content of North American parts and you have to have a higher content of aluminum and steel going into each vintage vehicle and automotive sector at least in the early years of this transaction would also be a significant component.

I don’t know, Rob, if you want to add something to

Rob Reilly
Executive Vice President & Chief Operating Officer, Canadian National Railway Co.	A

Yeah, I think you answered it. Nothing there.

Cherilyn Radbourne	Q
Analyst, TD Securities, Inc.

Maybe if I could ask just a quick follow-up, the $1 billion of revenue synergies, could you give us a feel for how much of that is intermodal versus carload?

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

So roughly, it’s about 80% revenue related, 20% costs and of the 80% related, it’s about 75% intermodal in that range.

Cherilyn Radbourne	Q
Analyst, TD Securities, Inc.

Thank you. That’s all from me.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you.

Operator: Your next question comes from the line of Ken Hoexter with Bank of America. Ken, your line is open.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Good morning, Ken.

Ken Hoexter
Analyst, BofA Securities, Inc.	Q

Hi. Good morning. Just a big part of the mergers we’ve heard about have been about enhancing competition. Can you talk about your thoughts on the environment and then walk through the process?

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yes. On the regulatory process, Sean can give you some color into that. Sean?

Sean Finn
Executive Vice President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.	A

Sure. Thanks a lot, Ken. Clearly, it’s about enhancing competition and being pro-competitive. This is a growth story and very much with the expertise of my colleagues and our experience in having done several acquisitions that required STB approval. We’re comfortable that we can make the case showing how one of the smallest Class I railway joining CN will provide additional choices to shippers and customers across North America and in the US. And that’s ultimately a test the STB will look at is there enhanced competition. And what we’ve shown in the past that when we have the issues at the STB application and we sit down with the shippers and the customer associations and talk about what’s required. We have taken steps to mitigate both from a competitive point of view when required, but also from an environmental assessment point of view.

And on the regulatory risk per se overall, it is not any worse or any more complicated than what the CP is proposing. It’s exactly the same process with a voting trust and ultimately down the road a control approval by the STB. One major difference is that CN does not require a shareholder approval, contrary to CP in their transaction. So in this case, the exactly same STB structure and STB risk, no different. Both the voting trust and then control and secondly, no shareholder proposal which we think makes this transaction or this bid a better proposal on the basis that there is less execution risk.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you.

Ken Hoexter
Analyst, BofA Securities, Inc.	Q

Thank you.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thank you, Ken.

Operator: Your next question comes from the line of Allison Landry with Credit Suisse. Allison, your line is open.

Allison M. Landry
Analyst, Credit Suisse Securities (USA) LLC	Q

Good morning. Thanks.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Good morning, Allison.

Allison M. Landry
Analyst, Credit Suisse Securities (USA) LLC	Q

So, I mean, I guess there is the possibility for CP to make a counter bid. So, I just wonder if you could just talk about your preparation for that and how much that sort of thought process was a part of the $325 per share that you guys arrived at.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

So, Allison, our focus is on KCS, the KCS Board of Directors and the KCS shareholders and the KCS employees. What we’re putting together here today is – in our view, is a superior bid. And it’s based on a superior business plan to go after a bigger total accessible market and really create a strong North American growth story, a story that’s coming in the right time at beginning of a rising tide economically post-COVID, NAFTA, USMCA, near-shoring and it’s in that mindset that we are working here today. So, our focus is with KCS and creating value for them through this offer. And that’s what [ph] today (00:31:35) is all about.

Allison M. Landry
Analyst, Credit Suisse Securities (USA) LLC	Q

Okay. Thank you.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you.

Operator: Your next question comes from the line of Brian Ossenbeck with JPMorgan. Brian, your line is open.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Good morning, Brian.

Brian P. Ossenbeck	Q
Analyst, JPMorgan Securities LLC

Hey. Good morning. Thanks for taking the question. Just to clarify on slide 12, can you say if that’s $6 billion of truck weighted freight or is that a $6 billion rail equivalent number? And then just if you can find – if you can put some context around rather the average length of haul, maybe across some of those end markets that would be helpful, you mentioned some of them which are quite long, but I don’t know if you have an average that you can look at maybe across some of those buckets.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Yeah. Rob could give you some color, I could give you some length of haul there. For example, we proposed to connect Kansas City to the East Coast trade, the – with vessel coming in Port of Québec City or Port of Montréal, that’s 1,500 mile Québec City to Kansas City. We think there’s a play for Lázaro Cárdenas to be a player in the import market in Houston that’s 1,400 mile. St. Louis Potosi to Detroit for parts going back in both direction, 2,300 miles. And if you’re talking about consumer goods or a food-related product between Toronto and Mexico City, both way, you’re talking about 2,800 miles. So these are really, really intermodal friendly, if – once you create a single line service that would be best-in-class.

Rob, you want to maybe add some more question on slide 12?

Rob Reilly
Executive Vice President & Chief Operating Officer, Canadian National Railway Co.	A

Yeah. So in terms of length of haul, we see opportunities on cross-border traffic coming out of Mexico to the Upper Midwest. That would be long haul traffic going to Michigan, Ohio area, but also Southern Ontario as well. There will be also opportunities, Chicago going east out of there with a lot of stuff that’s trucked cross-border into the Upper Midwest. So those are the primary areas we see it. The total number there we get is from public information there. So as we go further into process, we’ll get further details on this. Thanks for the question.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

And maybe to add, Brian, just on page 10, pay attention to our track record, the last 10 years from 2010 to 2020, what we did at CN in term of growing intermodal volume. This is a scale that we have at CN as much as in the operating department with Rob coming in from BN, where he ran the LA Long Beach to Chicago, best-in-class service, or the commercial team of CN already grew intermodal in the last decade in a very meaningful way.

Thank you.

Operator: Your next question comes from the line of Scott Group with Wolfe Research. Scott, your line is open.

Scott H. Group	Q
Analyst, Wolfe Research LLC

Hey. Thanks...

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Good morning, Scott.

Scott H. Group
Analyst, Wolfe Research LLC	Q

Morning, guys. So, just a few things. Have you spoken with KSU before taking this offer public, I’m just wondering if you have initial sense on their reaction? Did you try and engage with them last year when it first became apparent that they were in play? And then from a regulatory standpoint, just a couple of things to clarify, are you going to try and do this with the waiver or not and then, why don’t you think this is somewhat of a tougher regulatory process, given you’ve already got a north-south route? How do you get comfortable...

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Sean, you want to talk?

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Scott H. Group
Analyst, Wolfe Research LLC	Q

...that this is okay? Yeah. Thanks.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah. Sure. Sean, you want to talk about the regulatory process

Sean Finn	A
Executive Vice President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Sure.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

...and the voting trust?

Sean Finn
Executive Vice President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.	A

Sure, Scott. So, first question is about the waiver. That question deals with whether or not the 2001 rules will apply to the case, yes, approval by the STB. And as you know that is currently in front of the STB, they will make a decision soon on whether or not those rules apply, the new rules or the old rules. We’re very confident that in the event that the STB were to decide that the waiver is not being granted and you have to proceed under the new rules, that notwithstanding that we have a situation where enhanced competition will lead to even to the new rules, the transaction being approved by the STB.

To give you an example, Scott, the competition issues or the fact that we have a certain amount of tracks that are – they’re 40 miles apart KCS and our trucks into the deep south. Obviously, they serve different markets, different customers. There’s only about 1% of the networks between KCS and CN that overlap, 65 miles out of 7,500 miles. So on that basis, clearly, we’ll have to address issues that are raised by customers and various stakeholders. But we’re confident that we have again in the past done so on IC, WC, the EJ&E where there have been steps that we’d take to mitigate some of the issues raised. And we think it’s very, very small in the overall scheme of things.

This is about growth. It’s a pro-competitive, very little overlap and it does provide great solutions and alternatives for shippers, customers in the US, but also across North America. So, confident that we can make a very strong case with the STB and has various stakeholders have views gotten – being made to the STB, we can address them as they arise and get to a point where we settle any outstanding issues we have to and address that by way of mitigation factors with the application itself and the decision by the STB ultimately will impose those conditions, if required.

Operator: Your next question comes from the line of Brandon Oglenski with Barclays. Brandon, your line is open.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Good morning, Brandon.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Brandon R. Oglenski
Analyst, Barclays Capital, Inc.	Q

Hey. Good morning, JJ. Just want to ask very quickly with the focus on financial returns, I understand this could be a great operational asset for you. But paying the right price matters down the road to get returns out of it. So, can you talk to pretty lofty valuation that you’re bidding at here?

Ghislain Houle
Chief Financial Officer & Executive Vice President, Canadian National Railway Co.	A

Yeah.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

So, Ghislain will take it.

Ghislain Houle
Chief Financial Officer & Executive Vice President, Canadian National Railway Co.	A

Yeah, Brandon. Thanks for the question. Listen, when we run the financial model and again, we’re working with some of the publicly available information as we speak, we’re more or less – on a return standpoint, more or less in line with our internal threshold. And as you know our internal ROI threshold at CN on new projects is in the range of about 12%. So we’re in that range. Obviously, as JJ mentioned, we haven’t engaged with the team of KCS. So we need to firm up those numbers as hopefully as we move forward. But this is what we’re looking at as we speak.

Brandon R. Oglenski	Q
Analyst, Barclays Capital, Inc.

Thank you.

Ghislain Houle	A
Chief Financial Officer & Executive Vice President, Canadian National Railway Co.

Thanks for the question, Brandon.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you.

Operator: Your next question comes from the line of Tom Wadewitz with UBS. Tom, your line is open.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Good morning, Tom.

Thomas Wadewitz
Analyst, UBS Securities LLC	Q

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Hi. Yes. Yeah. Good morning. Congratulations on the bid as well. It’s an aggressive move. Interesting to see. How do you think about the import – well, I guess, two questions. How do you think about the importance of voting trust? It sounds like the DOJ input seems skeptical of the voting trust, but it’s certainly not necessary for you to have a voting trust to pursue this deal. And the other questions just on the synergies, we did some work on the gateways. It would seem like you’d have a lot of opportunity to slip some interchange business over from other railroads onto your system from say Laredo to Chicago, Laredo to Detroit. Is that potential – and that would be carload, not so much intermodal. Is that maybe a greater opportunity than you’re kind of characterizing? Thank you.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Well, thank you. I think you had a few questions in that one question. Let me see if I can peel off some of that. So there is carload opportunity in our base case that we put in about 20% of the revenue side. I mean as you know, you start with a project and as you work eventually with a team in the KCS, we really want to have a positive outreach, value creation outreach to KCS shareholders, but also their management and create a partnership. So there might be more carload opportunity than what we have in our base case scenario, that’s possible.

On the merger side, we are proposing to put together a vanilla voting trust to put a transaction, that’s what is actually ending the offer.

And in term of the overlap, it’s very limited. As Sean mentioned, it’s basically less than 70 miles of overlap. We’ve been in front of the STB a few times in the last two decades of our transactions. And at CN, we are very solution focused. We will find solutions to these minor issues.

Regarding the gateway, the gateway will remain open. You win business on superior service. When you have a seamless single line service, typically, if you railroad well, you should be able to have a product that’s appealing on its own right. So it doesn’t have to be at the expense of a commercial tactic, if you wish, best service win. And the continental railroad, the premier railroad between these three countries, north-south, that’s really what’s appealing. Within North America, the next decade is for the service sector, the consumers and these three countries should have a very strong ecosystem of economic growth. And that’s what this is all about. You would like to pick up the freight where it really originate which is not Laredo, which is somewhere deep in Mexico. And you would like to deliver the freight where it terminates which is not Chicago, which is somewhere either in eastern Canada, western Canada, or US Midwest, and that’s really what we want to do is create a true intermodal service that address the true origin-destination market, not just the piece in between.

Sean, if you want to add to the regulatory process?

Sean Finn	A
Executive Vice President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Maybe, Tom, thanks very much. And yes, we do obviously recognize that DOJ has made a filing already. Voting trust and Class I mergers have been used extensively over the years. As you know, we used it when we acquired the IC, which was really in 1998. Clearly a plain vanilla voting trust structured in the right fashion with the appropriate safeguards and appropriate trustee can, in our view, be in the public interest in a situation like this one where effectively you’re not going to gain control over the KCS until the STB approves the control application, and I think our track record shows and I see that that was a very successful transaction and the voting trust was used in the appropriate fashion.

So understand very well in respect the arguments put forward by DOJ. Ultimately the STB will decide on this. And we think that based on previous precedents and also the fact that, you can’t make a case, it is in the public interest that this transaction proceed and the voting trust is a vehicle that has been tried and tested and, if done right, can protect the interests of all the parties involved. So very confident that when time comes, STB will rule, will rule in favor of a voting trust and will do so either based on the old rules or new rules. The only difference will be making the case that it is in the public interest to have a voting trust under the new rules.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thank you, Tom.

Operator: Your next question comes from the line of David Vernon with Bernstein. David, your line is open.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Good morning, David.

David Vernon
Analyst, Sanford C. Bernstein & Co. LLC	Q

Hey. Good morning. Good morning, guys. So, JJ, I want to ask you, as you’re looking at the combination, on the cost side, do you see any opportunities to maybe either rationalize or co-producing in some of the KCS network and when you think about this strategically, does this have to be an all or nothing sort of transaction? You’ll recall back in Conrail when CSX and Norfolk were fighting over that I think eventually it ended up being a little bit of a carve-up opportunity. Do you guys think about the opportunity with KCS and would you rule out any potential sort of collaboration with CP in terms of maybe breaking up the entity or sharing it in some way?

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

So maybe I can pick up on the last part and Rob can talk about the costs, but our focus is on KCS and the KCS shareholders and the KCS team. We would like to really create the full value of this continental network premiere railroad for the 21st century that we’re talking about. So our focus is along those line and that’s the offer, the very strong offer, superior offer that we’ve made this morning to KCS.

But, Rob, you want to talk about the cost synergies?

Rob Reilly	A
Executive Vice President & Chief Operating Officer, Canadian National Railway Co.

Yeah. Sure. So on the cost side, right now, there certainly will be opportunities on the cost side. Until we do due diligence with KCS, we really won’t know the scope of that. So what you’ve got in there is what we’ve got access to, but I’d just go back to – this is a story about growth. And when you look at the synergies of what we’ve got proposed here, it’s on the revenue side. It’s on moving more freight on rail. And that’s really what’s driving the synergies is more of the revenue side than the cost side. So we’ll have to check back in on the cost side when that time becomes available to us.

Thanks for the question.

Operator: Your next question comes from the line of Jason Seidl with Cowen. Jason, your line is open.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Jason Seidl
Analyst, Cowen & Co. LLC	Q

Thank you so much. Good morning, gentlemen.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Good morning, Jason.

Jason Seidl	Q
Analyst, Cowen & Co. LLC

[indiscernible] (00:45:00) our Tuesday is interesting. So I wanted to focus a little bit on – you mentioned Prince Rupert and $800 million I think on the revenue synergy side, I think you said 80% of that $1 billion that’s revenue. How much more CapEx potentially would be required, if Prince Rupert would become sort of the go-to West Coast port because of this taking some potential business from Vancouver or some of the West Coast ports in the US? I know it’s single line, would you have to double track that and would that work need to be expanded beyond the original plans that we have now for expansion or is everything sort of already in place for that down the road?

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Yeah. So, thanks for the question. There is some capital program that we have in our base case scenario that is about upgrading track to make it very intermodal friendly, intermodal capable. I don’t know if when you talk about Prince Rupert, it’s not so much about Prince Rupert. The example I was giving was more about connecting Kansas City to the East Coast via Montréal and Québec City ports or really try to make Lázaro Cárdenas a player in the market of Houston.

But Ghislain, you want to talk about the capital?

Ghislain Houle	A
Chief Financial Officer & Executive Vice President, Canadian National Railway Co.

Yeah. Yeah. Thanks, JJ. Listen, we are continuing to assume at CN that we will continue to invest roughly or 20% of revenue. We need to do that. We need to continue to invest in western Canada. Rupert is continuing to grow. Jason, as you know, another 450,000 TEUs come in on board in the next few years. And to JJ’s point, in our financial model at this point, we are assuming some extra capital that would be required mostly to upgrade the line between Kansas City and Chicago. But again, this is to be firmed up as we start working hopefully with the team in KCS.

Thanks for the question, Jason.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Maybe, Rob, you may want to add just based on our – I mean, both railroads, CN and KCS, have a base case capital program for the next few years and the plan is to actually maintain that. Do you want to expand maybe on what just Ghislain said?

Rob Reilly
Executive Vice President & Chief Operating Officer, Canadian National Railway Co.	A

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Yeah. So as far as Prince Rupert, we have been investing not just this year, but last year as well in terms of increasing the capacity really west of Edmonton and even before we announced this, we already had plans in place to continue to increase that infrastructure. As we look at the combined network, we’ll look at where the opportunities are and make the best investment that gets the return on investment that is needed. But until we really sit down with the KCS team and understand their capital plan and where the growth will be and where the opportunity is, we’ll be in a better position to answer at that time.

Thanks.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thank you, Jason.

Operator: Your next question comes from the line of Justin Long with Stephens. Justin, your line is open.

Justin Long
Analyst, Stephens, Inc.	Q

Thanks and congratulations on the proposal.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thanks.

Justin Long
Analyst, Stephens, Inc.	Q

I wanted to ask a question on the accretion. So I know you said once the synergies are fully realized that you expect double digit accretion. But I was wondering if you could help us with the order of magnitude if this is something slightly north of 10% or any kind of clarity you could give us there. And then just one on the approval process, CP has talked about not needing approval from the Mexican rail regulator, just curious if you share that same view. Thanks.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

So Ghislain will do the financial aspect and Sean will cover the Mexican regulation.

Ghislain Houle
Chief Financial Officer & Executive Vice President, Canadian National Railway Co.	A

Yeah. Thanks, Justin. Listen, on the accretion, it’s in the double digit range as Rob mentioned and this is on EPS – on cash EPS, meaning that it excludes the purchase price allocation. So it’s on a cash basis and it’s well into the double digit range.

Maybe, Sean, on the regulatory?

Sean Finn
Executive Vice President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.	A

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Yeah, sure. Justin on the Mexican approvals, in Mexico, it does require [indiscernible] (00:49:10) the competition authorities and you need consent to assign the concession. So based on our advice and our assessment of the approvals, they are required, but we’re confident that putting the case forward that this is pro-competitive, it’s enhancing competition and giving access obviously to a North American network, I think, will allow us to convince the Mexican authorities that this is a beneficial transaction for Mexico, for Mexico shippers, exporters, but well also for the fact that it will enhance competition by providing other choices to shippers across North America, and confident we can get the approvals required. [indiscernible] (00:49:51) taking for granted, but we want to make sure we make the case and we’ll do so in a very proactive fashion with the Mexican authorities.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thank you.

Operator: Your next question comes from the line of Konark Gupta with Scotiabank. Konark, your line is open.

Konark Gupta
Analyst, Scotia Capital, Inc.	Q

[audio gap] (00:50:06) on the announcement today. My quick question is really on, hey, initial super reaction, if you heard any to support or kind of looking at this deal and then what sort of mitigation strategy, Sean, do you think you might need to satisfy any antitrust concerns?

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Yeah. Maybe on the customer side, it’s too early. The announcement was only made at 7 o’clock and at this point, we’re engaging with KCS and with shareholders. But we will do the engagement with customers very early on in this process.

Sean, do you want to talk about the areas [ph] where we’re good at (00:50:44) and how we – things we have in mind.

Sean Finn
Executive Vice President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.	A

Konark, I’d like to answer your question. And like I said, very much a growth story, pro-competitive, creates options, the fact that 1% of the network really overlaps, it’d be 70 miles out of 7,000 miles. And our experience in the past clearly various stakeholders will submit requests and you have to deal with them one at a time and address the issues with the STB and their submissions. And our experience has been, if you look at IC, but also EJ&E, the mitigation has to be addressed the concerns has raised. The STB will ensure that if there are any competitive issues and we think they’re very de minimis, very small. But if we have to take up – put in place mitigation measures, we’ll be doing so like we have in the past and I think it’s important going into the STB with open mind, willing to proactively address concerns as they’re raised.

But our initial assessment and we’ve owned this property for many years is that there are very few issues that will give rise to mitigation from a competitive point of view and when it comes to other concerns people might have, I think be it environmental or community involvement, we have shown on the EJ&E our capability of arriving with settlement agreements with the communities up and down the line, and in this case it’ll be no different both from a community perspective, but also from a shipper/customer perspective. We think that the mitigation can be addressed and we’ll do so in a very proactive and constructive fashion with the STB and our customers and other stakeholders.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

That’s right. We are customer focused and we will find pragmatic solution to what needs to happen. Thank you for the question.

Operator: Your next question comes from the line of Bascome Majors with Susquehanna. Bascome, your line is open.

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Good morning, Bascome.

Bascome Majors
Analyst, Susquehanna Financial Group LLLP	Q

Sorry, it was muted, guys. Thanks for taking my questions here. I just want to clarify two earlier comments that you made in the Q&A. Number one, if you’re able to reach a deal with the KCS board, will you ask for a waiver in the application of the old rules under the STB approval process? Number two, you talked about network overlap. Do you have numbers or an estimate of, say, two to one kind of three to two situations that you might be dealing with? I know you talked about miles, just thinking about customer numbers. Thank you.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

So I’ll ask Rob to talk about the overlap and quantifying that a little more and then Sean will talk about the STB process.

Rob Reilly
Executive Vice President & Chief Operating Officer, Canadian National Railway Co.	A

Yeah, on the overlap, Bascome, it’s really the parallel lines between Baton Rouge, Louisiana and New Orleans, but more specifically, it’s about five customers and nine plants that are jointly served. So there’s a number of options we can do to remedy that, but that’s really the only place. The rest of the network is truly end to end and that place can be solved via a number of options.

Sean Finn
Executive Vice President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.	A

Yes, Bascome. Thanks for the question. It is currently part of the STB as you know, the question of whether or not the waiver will be granted will be something the STB will decide and we at CN with the decision of STB, we’ll obviously respect the decision, decided to grant the waiver, we’ll proceed on that basis. But also want to be very clear that if the STB were to rule that the waiver should not be granted and we have to proceed under the new rules both for the voting trust and the ultimate decision of the STB under control, CN is confident that in both cases we can demonstrate that the voting trust is in the public interest and based on the new rules, as Rob explained very well, this is pro-competitive, that based on the new rules, we will be able to convince the STB and then all the stakeholders involved that this is a pro-competitive transaction that we can address any mitigation at that level.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

But we don’t think that the new rules, there might be a higher threshold that we’re confident based on our assessment of the overall network and the overlap that we can get through this transaction and ultimately get the approval with STB based on the new rules also. So the waiver will be decided by the STB and we’ll proceed with or without the waiver getting the voting trust as well as approval of the transaction so that the STB approve.

Operator: Your next question comes from the line of Benoit Poirier with Desjardins. Benoit, your line is open.

Benoit Poirier
Analyst, Desjardins Securities, Inc.	Q

Yeah

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

Good morning, Benoit.

Benoit Poirier	Q
Analyst, Desjardins Securities, Inc.

...good morning and – good morning and congratulations for the announcement. Given this transaction will form the second largest Class I railroad, how do you look at the risk to see other Class I looking to merge, and how would you compare their regulatory approval process with the past EJ&E and Massena rail line transaction?

Jean-Jacques Ruest	A
President, Chief Executive Officer & Director, Canadian National Railway Co.

So Benoit, again as I said this morning, we’re focused on the KCS. The KCS shareholder, the KCS board and the KCS management and what we’re offering to them in term of a partnership and creating together what I would call a fantastic railroad for the 21st century focused on the GDP of the economy that’s related to consumers, some manufacturing and really north-south. I think frankly, don’t know what others might do, but we have the best proposals and solution and offers to make to the KCS family to make this happen. And in that light, I think what we have here is a way to enable the USMCA, the USMCA, NAFTA agreement was a good agreement. It was renewed recently, you got [indiscernible] (00:56:14). But what the agreement requires is really also a very strong supply chain connecting the three countries, much stronger than what exists today. And at this point in time also when the three countries are doing vast infrastructure program to restart the economy post-COVID, I think this is also coming at the right time.

So we’re coming at the right time with the right solution, with the right combination, with a very strong plan that has to do with the economy of the future, not economy of the past. And in that light, we’re confident that we can create value for all the customers who are using or want to use this network and maybe too many of them today are using long haul trucks. And as far as the overlap of two for one, as Rob mentioned, they are very few, it’s only 70 miles and we can resolve that definitely.

Rob, you want to add?

Rob Reilly
Executive Vice President & Chief Operating Officer, Canadian National Railway Co.	A

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

Yeah. So Benoit, in terms of the size of it, when you look at the total track miles in the US, our combined network with KCS will be less than half the track miles of the two eastern railroads, Class I railroads in the US, and less than a third the track miles of the two western railroads. So by any way, shape or form, it’s not going to be the big player here, it won’t be the third largest by the way either. So, just as simple.

Thanks, Benoit.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah. The STB regulatory process is for what’s happening inside the United States. So you have to look at our network inside United States.

Last question?

Operator: Our final question comes from the line of Jeff Kauffman with Vertical Research. Jeff, your line is open.

Jeffrey Kauffman	Q
Analyst, Vertical Research Partners

Thank you, and congratulations. Thank you for taking my question. A lot of questions have been answered, so thank you for this presentation. But I do have one. You mentioned that the ROI is 12% is your threshold, and this is double-digit accretion to you, well above that. When I look at the synergies, your synergy number is about $200 million higher than the other synergy number that’s out there. And you’re attributing a lot of this to highway conversion. And you’re also acknowledging there’s going to be some mitigation costs. There’s going to be some give-back of that synergy on a net basis. I’m guessing, since the synergy numbers are slightly higher for you, but comparable overall that it might be worth double-digit ROI to somebody else as well. Are you basically saying that until you’re no longer a 12% ROI return on this project that you would probably be willing to continue to invest in it, should the bidding go higher or should I not read into it that way?

Ghislain Houle
Chief Financial Officer & Executive Vice President, Canadian National Railway Co.	A

Yeah. Thanks for the question, Jeff. I would not speculate on next steps. I think, again, we’re working with these numbers and we’re working with the publicly available information. So these are all have to be firmed up when we have access to the KCS team which we hope we will have. And I would not speculate on next steps in terms of what happens, if the numbers go up or down. I think at this point, we’ve just issued our bid. We’re very comfortable with that bid. We’re very comfortable with our assumptions and we’re proud of it. And this will be firmed up as we move forward into the process.

Thanks, Jeff, for the question.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Thank you, Jeff.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.

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Canadian National Railway Co. (CNI)	Corrected Transcript
CN and Kansas City Southern Merger Call	20-Apr-2021

And maybe, operator, if I could wrap it up here, so thank you all of you for joining us today. And CN this morning is really putting out what we believe is a better bid with a better railroad, with a better – being a better partner for the KCS, and overall being the best solution for KCS and its shareholders and the North American economy. We really want to enable the economy in North America, focused on more north-south, the USMCA and it’s in that spirit today that we’re reaching out in a very positive manner to the KCS board, KCS shareholders and the KCS management asking them, offering them to look at our very compelling offers not only just financial offer, but partnership offer to build together the railroad of the 21st century.

So thank you for the time and more to come in the days and weeks to come. Thank you.

Operator: This conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

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